Exhibit 99.1

Primech AI Partners with Leading Japanese

Hotel Group to Launch HYTRON

Revolutionizing Cleanliness with Fully Automated AI-Powered Cleaning Robotic Solutions in Japan

SINGAPORE, Dec. 19, 2024 (GLOBE NEWSWIRE) -- Primech AI Pte. Ltd. (“Primech AI”), a subsidiary of Primech Holdings Limited (Nasdaq: PMEC) has signed a Memorandum of Understanding (MoU) with Golden Rim Investment Limited, a leading Japanese hotel owner overseeing three hotels with approximately 260 rooms. The MoU provides for the pilot deployment of HYTRON, an AI-powered, fully automated toilet-cleaning robot, in selected hotels in Hakata, Kagoshima, and Sapporo.

Under the MoU, Primech AI will supply and install HYTRON robots in designated facilities in the three hotels, adhering to a jointly developed timeline and installation plan. The pilot is designed to showcase HYTRON’s capabilities in elevating cleanliness standards and operational efficiency through advanced robotic solutions. The MoU, signed on December 09, 2024, is set for a two-year duration, with an option for extension by mutual agreement.

Primech AI will deliver comprehensive maintenance and technical support during the pilot phase, ensuring the robots operate smoothly and meet performance expectations. In addition, Primech AI will conduct staff training for the hotels, scheduled to meet mutual requirements and ensure the effective operation and maintenance of the robots.

Primech AI’s Commitment to Industry-Leading Cleaning Standards

Charles Ng, Chief Operating Officer of Primech AI, expressed excitement about the collaboration, highlighting the significance of partnering with one of Japan’s premier hotel management portfolios. “This collaboration marks the first phase in our strategic plan to deploy HYTRON cleaning robots in Japan through targeted partnerships,” said Mr. Ng. “Primech AI is proud to introduce innovative, AI-driven and in-house developed technology that optimizes cleaning efficiency, reduces operational costs, and delivers unparalleled cleanliness in commercial environments.”

This pilot project aligns with Primech AI’s commitment to innovation in the facility services sector. It underscores the Company’s dedication to raising cleanliness standards globally through advanced robotics and AI technology.

About Golden Rim Investment Limited

Golden Rim Investment Limited is a distinguished hotel owner renowned for its exceptional hospitality and prime locations across Japan. With three prestigious properties in the bustling tourist areas of Hakata, Kagoshima, and Sapporo, the hotels offer approximately 260 well-appointed rooms designed to cater to both leisure and business travelers. Each hotel boasts modern amenities, outstanding service, and convenient access to popular attractions, dining, and shopping areas, ensuring an unforgettable experience for guests.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:
Email: ir@primech.com.sg

Investor Relations Contact:
Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com